EXHIBIT 99.1 EARNINGS RELEASE 1Q24

More favorable market scenario
starts benefiting results in the period
São Paulo, May 9, 2024. Suzano S.A. (B3:SUZB5 | NYSE: SUZ), one of the world’s largest integrated pulp and paper producers, announces today its consolidated results for the first quarter of 2024 (1Q24).
HIGHLIGHTS
•Pulp sales of 2,401 thousand tons (-2% vs. 1Q23).
•Paper sales1 of 313 thousand tons (12% vs. 1Q23).
•Adjusted EBITDA2 and Operating cash generation3: R$4.6 billion and R$2.5 billion, respectively.
•Adjusted EBITDA2/ton from pulp of R$1,625/ton (-25% vs. 1Q23).
•Adjusted EBITDA2/ton from paper of R$2,097/ton (-28% vs. 1Q23).
•Average net pulp price in export market: US$624/ton (-13% vs. 1Q23).
•Average net paper price1 of R$6,713/ton (-9% vs. 1Q23).
•Pulp cash cost ex-downtime of R$812/ton (-13% vs. 1Q23).
•Leverage of 3.5 times in USD and 3.6 times in BRL.
•Cerrado Project completes 94% of physical progress and 87% of financial progress up to April 2024.

Financial Data (R$ million)	1Q24	4Q23	Δ Q-o-Q	1Q23	Δ Y-o-Y	LTM 1Q24
Net Revenue	9,459	10,372	-9%	11,276	-16%	37,938
Adjusted EBITDA[2]	4,558	4,505	1%	6,155	-26%	16,676
Adjusted EBITDA Margin[2]	48%	43%	5 p.p.	55%	-7 p.p.	44%
Net Financial Result	(3,040)	2,269	-	2,470	-	271
Net Income	220	4,515	-95%	5,243	-96%	9,084
Operating Cash Generation[3]	2,499	2,779	-10%	4,689	-47%	9,377
Net Debt/ Adjusted EBITDA[2] (x) (R$)	3.6 x	3.0 x	0.6 x	1.9 x	1.7 x	3.6 x
Net Debt/ Adjusted EBITDA[2] (x) (US$)	3.5 x	3.1 x	0.4 x	1.9 x	1.6 x	3.5 x

Operational Data ('000 tons)	1Q24	4Q23	Δ Q-o-Q	1Q23	Δ Y-o-Y	LTM 1Q24
Sales	2,714	3,148	-14%	2,735	-1%	11,485
Pulp	2,401	2,761	-13%	2,455	-2%	10,161
Paper[1]	313	386	-19%	280	12%	1,324
1    Considers the results of the Consumer Goods Unit (tissue). | 2   Excluding non-recurring items. | 3   Considers Adjusted EBITDA less sustaining capex (cash basis).
The consolidated quarterly information has been prepared in accordance with the Securities and Exchange Commission (CVM) and Accounting Standards Committee (CPC) standards and is in compliance with International Accounting Standard (IFRS) issued by the International Accounting Standard Board (IASB). The data contained in this document was obtained from the financial information as made available to the CVM. The operating and financial information is presented based on consolidated numbers in Reais (R$). Summaries may diverge due to rounding.

1Q24 EARNINGS RELEASE

1Q24 EARNINGS RELEASE
EXECUTIVE SUMMARY
The performance of the pulp market remained favorable during the first quarter of 2024, which reflected in another round of price increases, but which was not fully captured in the results of the period. Operational performance remained in line with the plan, with cash cost of production remaining stable without the effect of scheduled maintenance downtimes. This combination of factors resulted in an important increase in adjusted EBITDA per ton from pulp compared to the previous quarter. At the paper business unit, sales volume decreased chiefly due to seasonality, while prices remained stable. As such, consolidated adjusted EBITDA in the quarter totaled R$4.6 billion, while operating cash flow reached R$2.5 billion.
As for financial management, net debt in USD increased to US$11.9 billion, mainly due to the largest investment cycle in the Company’s history aimed at generating significant and sustainable value in the long term. Leverage in USD stood at 3.5 times, in line with the financial policy, an increase explained by the reduction in Adjusted EBITDA in the last 12 months and the increase in net debt. The hedging policy continued to play its part, bringing in a positive cash inflow of R$0.4 billion.
Continuing the advances made in its strategy, within the context of the “Maintain relevance in pulp” and “Be ‘best-in-class’ in the total pulp cost vision” avenues, the physical progress of Cerrado Project remains as expected, reaching 94%, while financial progress was 87% by the end of April.
Lastly, regarding the “Playing a leading role in sustainability” avenue, Suzano announced that it has adopted the recommendations of the Taskforce on Nature-related Financial Disclosures (TNFD), being one of the first Brazilian companies to commit to the initiative dedicated to creating an instrument for managing and disclosing risks and opportunities so that organizations can report and act on potential impacts related to nature.The performance of the pulp market remained favorable during the first quarter of 2024, which reflected in another round of price increases, but which was not fully captured in the results of the period. Operational performance remained in line with the plan, with cash cost of production remaining stable without the effect of scheduled maintenance downtimes. This combination of factors resulted in an important increase in adjusted EBITDA per ton from pulp compared to the previous quarter. At the paper business unit, sales volume decreased chiefly due to seasonality, while prices remained stable. As such, consolidated adjusted EBITDA in the quarter totaled R$4.6 billion, while operating cash flow reached R$2.5 billion.
As for financial management, net debt in USD increased to US$11.9 billion, mainly due to the largest investment cycle in the Company’s history aimed at generating significant and sustainable value in the long term. Leverage in USD stood at 3.5 times, in line with the financial policy, an increase explained by the reduction in Adjusted EBITDA in the last 12 months and the increase in net debt. The hedging policy continued to play its part, bringing in a positive cash inflow of R$0.4 billion.
Continuing the advances made in its strategy, within the context of the “Maintain relevance in pulp” and “Be ‘best-in-class’ in the total pulp cost vision” avenues, the physical progress of Cerrado Project remains as expected, reaching 94%, while financial progress was 87% by the end of April.
Lastly, regarding the “Playing a leading role in sustainability” avenue, Suzano announced that it has adopted the recommendations of the Taskforce on Nature-related Financial Disclosures (TNFD), being one of the first Brazilian companies to commit to the initiative dedicated to creating an instrument for managing and disclosing risks and opportunities so that organizations can report and act on potential impacts related to nature.

1Q24 EARNINGS RELEASE
PULP BUSINESS PERFORMANCE
PULP SALES VOLUME AND REVENUE
The first quarter of the year was marked by paper production above expectations and low pulp inventories across the chain, which, combined with higher lead time due to logistical constraints, resulted in lower supply than demand, creating favorable market fundamentals for increases in pulp price in all regions.
In China, especially after the Chinese New Year, production by paper lines that mostly use hardwood pulp (sanitary papers, printing and writing papers and paperboard) registered a significant increase of 6% year on year. During the quarter, prices in all paper segments were below than in the same period last year, but increased gradually during 1Q24 and, in March, were higher than in January.
In the European market, demand for pulp surprised positively in the quarter, coming above expectations at the end of last year. Hardwood consumption grew 14% in the region in 1Q24 compared to the same period last year. The Red Sea crisis and strikes in Finland, which led to lower operational availability of local producers, contributed to lower supply than demand. In North America, demand for sanitary papers continues positive in response to increases in pulp prices.
Regarding the supply of chemical pulp (BCP) in the first quarter, the low inventory levels across the chain and restricted supply due to unscheduled events, especially strikes in Finland and logistics bottlenecks such as the Red Sea Crisis, had a negative effect on pulp availability.
Average PIX/FOEX prices of hardwood pulp in the quarter increased 6% in China and 23% in Europe compared to 4Q23. The difference between softwood and hardwood pulp prices in the quarter was US$82/t in China and US$208/t in Europe, in line with healthy levels.

Suzano’s pulp sales decreased from the previous quarter due to seasonal effects in the period, as well as the need of partial restocking, totaling 2,401 thousand tons, down 13% from 4Q23 and 2% from 1Q23.
Pulp Sales Volume ('000 tons)

-2%	-13%

▼

2,455
2,761
2,401
2,284
2,581
2,223
171
180
178
1Q23
4Q23
1Q24
Export Market
Brazilian Market

1Q24 EARNINGS RELEASE
Average net price in USD of pulp sold by Suzano was US$619/t, increasing 9% from 4Q23 and decreasing 14% from 1Q23. In the export market, average net price charged by the Company was US$624/t, up 9% from 4Q23 and down 13% from 1Q23. Average net price in BRL was R$3,066/ton in 1Q24, up 9% from 4Q23, due to the better price scenario in China and Europe. Compared to 1Q23, the 18% reduction was mainly due to the lower average net price in USD during the period and the 5% decline in average USD versus average BRL.

Average Net Price (USD/t)

-14%	9%

▼
Net revenue from pulp decreased 5% from 4Q23, due to lower sales volume (-13%), partially offset by the higher net average price in USD (+9%). Compared to 1Q23, revenue decreased 20% due to the lower net average price in USD (-14%), the decline in average USD against average BRL (-5%) and lower sales volume (-2%).
Pulp Net Revenue (R$ million)

-20%	-5%

▼

9,201
7,770
7,360
8,535
7,316
6,874
666
454
486
1Q23
4Q23
1Q24
Brazilian Market
Export Market

1Q24 EARNINGS RELEASE
PULP CASH COST
Though the Company did not carry out scheduled maintenance downtimes in 1Q24, there was an effect of R$15/ton on cash cost in the period due to the application of Regulatory Standard 13 (Inspection of Boilers and Pressure Vessels), which, in July 2022, altered the maximum period for inspecting recovery boilers from 15 months to 18 months. This change in the standard required a short intermediary interruption (40-60 hours) to wash the recovery boiler in order to maintain the operational stability of mills during the longest period between general downtimes. Note that this measure is necessary to obtain the benefits of extending general downtimes, which result in better cost performance and increased production due to fewer scheduled downtimes in the long term (one less every four years). The impact on the quarter was due to costs with washing the boilers at Jacareí and Mucuri.

Consolidated Pulp Cash Cost
ex-maintenance downtime (R$/ton)

-13%	0%

▼

Pulp Cash Cost
(R$/ton)

-15%	1%

▼

973
36
937
816
816
827
15
812
1Q23
4Q23
1Q24
Cash Cost ex-downtimes
Downtimes Effect

Cash cost excluding downtime in 1Q24 stood at R$812/t, stable in comparison with 4Q23, due to: i) lower wood cost, mainly due to the reduction in average radius and lower diesel prices, as well as better operational performance during harvest. These effects were partially offset by higher logistics costs mainly due to the modal mix; and ii) lower chemical prices (especially of caustic soda caused by lower international prices - HIS). The positive factors of cash cost were offset by higher input consumption (energy) and higher fixed cost, affected by more interventions for maintenance at some mills.

1Q24 EARNINGS RELEASE

Consolidated Pulp Cash Cost ex-maintenance (R$/ton)1
¹    Excludes the impact of maintenance and administrative downtimes.
Cash cost excluding downtime in 1Q24 was 13% lower than in 1Q23, due to: i) lower prices of inputs, especially chemicals (especially of caustic soda due to lower international prices (HIS) and energy (lower natural gas prices due to the decline in Brent prices); ii) the lower consumption of inputs (especially natural gas, caustic soda and lime) as a result of the benefits reaped from the higher energy efficiency project at the Jacareí mill and greater operational efficiency of mills; iii) lower specific wood consumption and lower wood costs, mainly due to lower diesel prices during the period, lower logistics costs (modal mix and efficiency gains) and higher yield from the harvest; and iv) the decline in average USD versus BRL (-5%). The positive effects on cash cost were partially offset by higher fixed costs and lower revenue from utilities.

Consolidated Pulp Cash Cost ex-maintenance (R$/ton)1

¹    Excludes the impact of maintenance and administrative downtimes.

1Q24 EARNINGS RELEASE
¹    Based on cash cost excluding downtimes. Excludes energy sales.
PULP SEGMENT EBITDA

Pulp Segment	1Q24	4Q23	Δ Q-o-Q	1Q23	Δ Y-o-Y	LTM 1Q24
Adjusted EBITDA (R$ million)¹	3,902	3,756	4%	5,336	-27%	13,761
Sales volume (k ton)	2,401	2,761	-13%	2,455	-2%	10,161
Pulp adjusted¹ EBITDA (R$/ton)	1,625	1,360	19%	2,174	-25%	1,354
¹    Excludes non-recurring items.
Adjusted EBITDA from pulp increased 4% from 4Q23 due to the higher net average pulp price in USD (+9%), partially offset by the lower sales volume in the period (-13%). The 19% increase in adjusted EBITDA per ton is explained by price effect, as mentioned previously.
Compared to 1Q23, the 27% decrease in Adjusted EBITDA from pulp reflects: i) the lower net pulp price in USD (-14%); ii) the decline in average USD against average BRL (-5%); iii) the lower sales volume (-2%); and iv) to higher G&A, mainly due to higher expenses with variable compensation. These factors were partially offset by the lower COGS cash basis, which was benefited from the lower cash production cost and lower impacts from scheduled downtimes. In the analysis of adjusted EBITDA per ton, the 25% reduction in the indicator occurred due to the same reasons, ex-volumes.

1Q24 EARNINGS RELEASE
Adjusted EBITDA1 (R$ million) and Adjusted EBITDA Margin (%) of Pulp

58%
48%
53%
5,336
3,756
3,902
1Q23
4Q23
1Q24
Adjusted EBITDA Margin
EBITDA Pulp

¹    Excludes non-recurring items.
Pulp Adjusted EBITDA per Ton (R$/t)

19%	-25%

▼
OPERATING CASH FLOW FROM THE PULP SEGMENT

Pulp Segment (R$ million)	1Q24	4Q23	Δ Q-o-Q	1Q23	Δ Y-o-Y	LTM 1Q24
Adjusted EBITDA[1]	3,902	3,756	4%	5,336	-27%	13,761
Maintenance Capex[2]	(1,894)	(1,531)	24%	(1,338)	42%	(6,584)
Operating Cash Flow	2,008	2,225	-10%	3,998	-50%	7,177
¹    Excludes non-recurring items.
²    Cash basis.
Operating cash generation per ton in the pulp segment was 4%% higher than in 4Q23 due to higher EBITDA per ton, which was partially offset by higher sustaining capex per ton. In relation to 1Q23, operating cash generation per ton in the pulp segment decreased 49% due to lower EBITDA per ton and higher sustaining capex per ton.

1Q24 EARNINGS RELEASE
Operating Cash Flow of Pulp per ton (R$/t)

-49%	4%

▼
PAPER BUSINESS PERFORMANCE
The following data and analyses incorporate the joint results of the paper and consumer goods (tissue) businesses.
PAPER SALES VOLUME AND REVENUE
According to data published by Brazil's Forestry Industry Association (IBÁ), demand for Printing and Writing in Brazil, including imports, decreased 20% in the first two months of 1Q24 compared to the same period last year.
Early this year, apart from the expected reduction in coated paper destined for the promotional segment on account of structural changes in consumption patterns, other factors adversely affected sales of uncoated paper, related to uncertainties and adjustments in textbook purchase programs. On the other hand, demand for uncoated paper, mainly destined to offices (cut size), has stayed resilient on the back of high formal employment and increase on return to on-site activities.
In the international markets, demand for Printing & Writing papers increased, due to the end of the destocking cycle and the increase of buying levels, which had a positive impact on sales in mature markets despite a scenario of macroeconomic uncertainties. In Latin America, ex Brasil, demand remained strong at the start of the year, especially in the uncoated paper segment.
Demand for paperboard in Brazil, Suzano’s flagship market for this product line, declined 6% in the first two months of 1Q24 compared to the same period last year, still reflecting inventory adjustments across the chain, albeit influenced by the consumption of population coming below expectations in certain segments.
Consolidating the market segments mentioned above (paper market accessible to Suzano), domestic sales decreased 16% in the first two months of 1Q24 compared to the same period in 1Q23. Despite a more challenging scenario in the domestic market, Suzano has been advancing on initiatives to maintain its solid results: following a unique go-to-market model, advancing on the strategy of winning new clients and expanding the regions served. Moreover, the Company’s operational flexibility and structural competitiveness enables it to adjust the allocations across markets and segments to achieve greater profitability. Finally, it continues to move ahead with its digital transformation initiatives, investing in its portfolio of innovative products targeted at the packaging and single-use plastic replacement segments.
With the acquisition of Kimberly Clark's tissue business in Brazil, the consumer goods segment has accounted for a bigger share of the paper business results since 3Q23.

1Q24 EARNINGS RELEASE
Suzano’s paper sales (printing & writing, paperboard and tissue) in the domestic market totaled 209 thousand tons in 1Q24, down 22% from the previous quarter, mainly due to the historical seasonality effects. Compared to 1Q23, paper sales decreased 1%, due to the reduction in the printing & writing and paperboard lines, which was largely offset by the increase in sales in the tissue segment (resulting from the acquisition of Kimberly Clark’s tissue business in Brazil, concluded in June, 2023).
International paper sales totaled 104 thousand tons, a reduction of 12% compared to 4Q23, representing 33% of the total sales volume in 1Q24. The decline is explained by the seasonality of the period in the Printing & Writing segment. Compared to 1Q23, the increase was 49%, mainly explained by the improvement in demand, as mentioned earlier, in addition to the commercial strategy of volume allocation between markets (domestic and export) and segments.
Paper Sales Volume ('000 ton)1

+12%	-19%

▼

386
117
269
280
70
210
313
104
209
1Q23
4Q23
1Q24
Brazilian Market
Export Market

¹    Includes the Consumer Goods Unit.

1Q24 EARNINGS RELEASE
Average net price remained stable from the previous quarter due to optimization strategy in allocation between markets and segments (increase in domestic market price compensating for the decrease in foreign market price). Compared to 1Q23, the 9% decrease was due to price decreases in printing & writing paper and paperboard segments in the export market, where prices, much above historical levels, still reflected the increase in costs and the previously heated demand. Additionally, USD depreciated approximately 5% against the BRL during the period.
Average Net Paper Price (R$/t)1

-9%	0%

▼
Net revenue from paper sales amounted to R$2,099 million, down 19% from 4Q23, mainly due to the lower sales volume (-19%), while net average price remained stable. Compared to 1Q23, the increase of 1% was due to the 12% increase in sales volume partially offset by the 9% decline in the average net price, as well as the depreciation of the USD against the BRL of approximately 5% during the period.

Paper Net Revenues (R$ million)1

+1%	-19%

▼

2,075
591
1,485
2,602
630
1,971
2,099
526
1,573
1Q23
4Q23
1Q24
Brazilian market
Export market

¹    Includes the Consumer Goods Unit.

1Q24 EARNINGS RELEASE
PAPER SEGMENT EBITDA

Paper Segment	1Q24	4Q23	Δ Q-o-Q	1Q23	Δ Y-o-Y	LTM 1Q24
Adjusted EBITDA (R$ million)[1]	656	748	-12%	818	-20%	2,916
Sales volume (k ton)	313	386	-19%	280	12%	1,324
Paper adjusted[1] EBITDA (R$/ton)	2,097	1,936	8%	2,921	-28%	2,203
¹    Excludes non-recurring items.
Adjusted EBITDA from paper decreased 12% from 4Q23, mainly due to lower sales volume (-19%), partially offset by the decrease in SG&A (lower expenses with variable compensation, logistics and sales) and in cash COGS (cash cost benefited by lower consumption and decrease in input prices). Adjusted EBITDA per ton increased 8% mainly due to lower SG&A expenses and lower cash production cost per ton, while average net price remained practically stable.
Compared to 1Q23, the 20% reduction was mainly due to the lower net average price (-9%) and the increase in SG&A (merger of Kimberly Clark and higher personnel expenses), partially offset by higher sales volume (+12%) and lower cash COGS (with emphasis on lower cash cost of production). The decrease in adjusted EBITDA per ton is explained by the same factors.

Adjusted EBITDA (R$ million) and Adjusted EBITDA Margin (%) of Paper

1Q24 EARNINGS RELEASE
Paper Adjusted EBITDA (R$/t)

-28%	8%

▼
OPERATING CASH FLOW FROM THE PAPER SEGMENT

Paper Segment (R$ million)	1Q24	4Q23	Δ Q-o-Q	1Q23	Δ Y-o-Y	LTM 1Q24
Adjusted EBITDA[1]	656	748	-12%	818	-20%	2,916
Maintenance Capex[2]	(164)	(195)	-16%	(127)	29%	(716)
Operating Cash Flow	491	553	-11%	691	-29%	2,200
¹ Excludes non-recurring items.
² Cash basis.
Operating cash generation per ton in the paper segment was R$1,571/t in 1Q24, increasing 10% from 4Q23, driven by higher EBITDA per ton, which was partially offset by higher sustaining capex per ton. Compared to the same period last year, the decrease of 36% was due to lower EBITDA per ton and higher sustaining capex per ton.
Paper Operating Cash Generation per Ton (R$/t)

-36%	10%

▼

1Q24 EARNINGS RELEASE
FINANCIAL PERFORMANCE
NET REVENUE
Suzano’s net revenue in 1Q24 was R$9,459 million, 78% of which came from exports (vs. 77% in 4Q23 and 81% in 1Q23). In relation to 4Q23, net revenue decreased 9% due to the lower sales volume in the period (-14%), partially offset by the higher net average pulp price in USD (+9%). The 16% reduction in consolidated net revenue in relation to 1Q23 is mainly due to the lower net average pulp price in USD (-14%), lower net average paper price (-9%) and the decline in average USD against average BRL (-5%).

Net Revenue[1] (R$ million)

-16%	-9%

▼

¹    Does not include Portocel service revenue.
CALENDAR OF SCHEDULED MAINTENANCE DOWNTIMES

Mill – Pulp capacity	2023				2024				2025
	1Q23	2Q23	3Q23	4Q23	1Q24	2Q24	3Q24	4Q24	1Q25	2Q25	3Q25	4Q25
Aracruz - Mill A (ES) – 590 kt									No downtime
Aracruz - Mill B (ES) – 830 kt	No downtime
Aracruz - Mill C (ES) – 920 kt	No downtime								No downtime
Imperatriz (MA)1 – 1,650 kt									No downtime
Jacareí (SP) – 1,100 kt									No downtime
Limeira (SP)² – 690 kt
Mucuri - Mill 1 (BA)² – 600 kt					No downtime
Mucuri - Mill 2 (BA) – 1,130 kt									No downtime
Ribas do Rio Pardo (MS) - 2,550 kt	N/A				No downtime
Suzano (SP)¹ – 520 kt									No downtime
Três Lagoas - Mill 1 (MS) – 1,300 kt					No downtime
Três Lagoas - Mill 2 (MS) – 1,950 kt					No downtime
Veracel (BA)² – 560 kt
1    Includes integrated capacities and fluff.
2    Veracel is a joint operation between Suzano (50%) and Stora Enso (50%) with total annual capacity of 1,120 thousand tons.

1Q24 EARNINGS RELEASE
COST OF GOODS SOLD (COGS)

COGS (R$ million)	1Q24	4Q23	Δ Q-o-Q	1Q23	Δ Y-o-Y	LTM 1Q24
COGS (Income statement)	5,700	6,776	-16%	5,969	-5%	24,808
(-) Depreciation, depletion and amortization	1,706	1,904	-10%	1,520	12%	6,905
Cash COGS	3,994	4,872	-18%	4,449	-10%	17,903
Sales volume	2,714	3,148	-14%	2,735	-1%	11,485
Cash COGS/ton (R$/ton)	1,471	1,548	-5%	1,627	-10%	1,559
Cash COGS in 1Q24 totaled R$3,994 million, or R$1,471/ton. Compared to 4Q23, cash COGS decreased by 18%, primarily due to: i) lower sales volume; ii) reversal of the provision for credit loss related to ICMS (1Q24: R$24 million | 4Q23: -R$86 million) resulting from the sale of credits during the tissue expansion project in Aracruz, as disclosed in a Material Fact on October 26, 2023; and iii) lower production costs (inventory turnover effect). These effects were partially offset by the impact of compliance with NR-13 (boiler washing) on cash costs, as explained above, and higher logistics costs, attributed to the mix of carriers serving clients in the Middle East (Red Sea crisis). On a per-ton basis, the 5% reduction is also explained by the same factors.
Compared to 1Q23, cash COGS decreased 10%, chiefly due to lower production cost ex-downtimes (as discussed previously), lower impact of scheduled maintenance downtimes and the decline in average USD against average BRL (-5%), partially offset by higher sales volume at paper business. On a per-ton basis, cash COGS decreased 10% year on year due to the same factors.
SELLING EXPENSES

Selling Expenses (R$ million)	1Q24	4Q23	Δ Q-o-Q	1Q23	Δ Y-o-Y	LTM 1Q24
Selling expenses (Income Statement)	653	712	-8%	604	8%	2,645
(-) Depreciation, depletion and amortization[1]	239	239	0%	238	0%	953
Cash selling expenses	414	473	-12%	367	13%	1,692
Sales volume	2,714	3,148	-14%	2,735	-1%	11,485
Cash selling expenses/ton (R$/ton)	153	150	2%	134	14%	147
Cash selling expenses decreased 12% from 4Q23, mainly due to lower sales volume and lower expenses with third-party services (with marketing, IT, and consultancy being the main highlights). This reduction was partially offset by higher logistics expenses (inland freight, warehousing, and labor costs). Cash selling expenses per ton increased 2% due to higher logistics costs, as mentioned earlier.
In relation to 1Q23, the 13% increase in cash selling expenses is explained mainly by higher sales volume in the paper business, higher logistics expenses and higher costs with warehousing, labor and third-party services (mainly related to the acquisition of Kimberly Clark’s tissue assets in Brazil). These effects were partially offset by the drop in average USD versus BRL (-5%). Cash selling expenses per ton increased 14%, due to the same factors mentioned above.
GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative Expenses (R$ million)	1Q24	4Q23	Δ Q-o-Q	1Q23	Δ Y-o-Y	LTM 1Q24
General and Administrative Expenses	503	615	-18%	390	29%	2,036
(-) Depreciation, depletion and amortization[1]	34	33	3%	27	26%	127
Cash general and administrative expenses	469	582	-19%	363	29%	1,909
Sales volume	2,714	3,148	-14%	2,735	-1%	11,485
Cash general and administrative expenses/t (R$/ton)	173	185	-7%	133	30%	166

1Q24 EARNINGS RELEASE
Compared to 4Q23, the 19% decrease in cash general and administrative expenses is mainly due to the decline in personnel expenses (variable compensation) and lower spending on third-party services. On a per-ton basis, these expenses decreased 7% due to the same factors.
Compared to 1Q23, cash general and administrative expenses increased 29% due to higher personnel expenses (mainly variable compensation) and third-party services. Both factor are also associated with the inclusion of expenses resulting from the acquisition of Kimberly Clark’s tissue business in Brazil. On a per-ton basis, the 30% increase is explained by the same factors.
Other operating income (expenses) was an expense of R$40 million in 1Q24, compared to an income of R$902 million in 4Q23 and an expense of R$21 million in 1Q23. The variation in relation to 4Q23 is mainly due to the absence of the updated fair value of biological assets (which happens in the second and fourth quarters of each year) and the increase in depreciation, amortization and other PPA expenses (due to the positive non-recurring effect in 4Q23). Compared to 1Q23, the variation is mainly explained by several less significant events.
ADJUSTED EBITDA

Consolidated	1Q24	4Q23	Δ Q-o-Q	1Q23	Δ Y-o-Y	LTM 1Q24
Adjusted EBITDA (R$ million)¹	4,558	4,505	1%	6,155	-26%	16,676
Adjusted EBITDA¹ Margin	48%	43%	5 p.p	55%	-6 p.p	44%
Sales Volume (k ton)	2,714	3,148	-14%	2,735	-1%	11,485
Adjusted EBITDA¹/ton (R$/ton)	1,679	1,431	17%	2,250	-25%	1,452
¹    Excludes non-recurring items.
The 1% increase in Adjusted EBITDA in 1Q24 compared to 4Q23 is explained by: i) the higher average net pulp price in USD (+9%); and ii) lower SG&A cash basis (-16%), mainly due to lower administrative expenses, explained by lower personnel expenses (variable remuneration) and lower spending on third-party services, explained earlier. These factors were offset by lower sales volume in the period (-14%). Adjusted EBITDA per ton increased 17% due to the same factors explained above, excluding sales volume.
In relation to 1Q23, Adjusted EBITDA decreased 26% due to: i) the decrease of 14% in average net pulp price in USD and 9% in average net paper price in BRL; ii) the decline in average USD against average BRL (-5%); and iii) higher SG&A cash basis (+21%), chiefly due to higher administrative expenses mainly explained by higher personnel expenses (variable remuneration), as explained earlier. These factors were partially offset by lower cash COGS (-10%), mainly due to the production cost, as discussed previously. Adjusted EBITDA per ton decreased 25% due to the same factors, excluding sales volumes.

1Q24 EARNINGS RELEASE
FINANCIAL RESULT

Financial Result (R$ million)	1Q24	4Q23	Δ Q-o-Q	1Q23	Δ Y-o-Y	LTM 1Q24
Financial Expenses	(1,130)	(1,175)	-4%	(1,159)	-3%	(4,631)
Interest on loans and financing (local currency)	(346)	(376)	-8%	(371)	-7%	(1,452)
Interest on loans and financing (foreign currency)	(885)	(884)	0%	(781)	13%	(3,423)
Capitalized interest¹	378	344	10%	233	62	1,305
Other financial expenses	(277)	(259)	7%	(240)	15%	(1,060)
Financial Income	424	610	-30%	386	10%	1,864
Interest on financial investments	409	565	-28%	277	48%	1,801
Other financial income	15	45	-67	109	-86%	63
Monetary and Exchange Variations	(1,699)	1,343	-	1,248	-	140
Foreign exchange variations (Debt)	(2,072)	2,024	-	1,511	-	603
Other foreign exchange variations	373	(681)	-	(263)	-	(463)
Derivative income (loss), net[2]	(635)	1,492	-	1,995	-	2,897
Operating Cash flow hedge	(405)	1,006	-	1,225	-	1,627
Cash flow - Cerrado project hedge	(64)	125	-	273	-	110
Debt hedge	(258)	299	-	484	-	790
Others³	92	62	48%	12	-	370
Net Financial Result	(3,040)	2,269	-	2,470	-	271
1    Capitalized interest related to work in progress.
2    Variation in mark-to-market adjustment (1Q24: R$916 million | 4Q23: R$1,994 million), plus adjustments paid and received (1Q24: = R$444 million).
3    Includes commodity hedge and embedded derivatives.
Financial expenses decreased 4% in relation to 4Q23, mainly due to the reduction in interest rates in domestic currency (1Q24: 11,28% p.a | 4Q23: 12,24% p.a), affecting the debt in BRL pegged to SELIC and CDI, in addition to the increase in capitalized interest due to the progress of the Cerrado Project. These effects were partially offset by the increase in IOF expenses (exchange operation) and inflation adjustment on lawsuits, both booked under Other financial expenses. Compared to 1Q23, financial expenses decreased 3%, with the increase in interest expenses in foreign currency (affected by the increase in the SOFR interest rate) were partially offset by the increase in capitalized interest.
Financial income declined 30% in relation to 4Q23, due to lower average cash balance and CDI rate in the period (1Q24: 11.28% p.a. | 4Q23: 12.24% p.a). Compared to 1Q23, financial income increased 10%, mainly due to the increase in U.S. interest rates (1Q24: 5.31% p.a. | 1Q23: 4.58% p.a. – reference is average SOFR interest rate) and average cash balance, partially offset by a decrease in other financial expenses related to interest on tax credits (non-recurring credits related to the exclusion of ICMS from PIS/COFINS tax bases, occurred in 1Q23).
Inflation adjustment and exchange variation had a negative impact of R$1,699 million on the Company’s financial result due to the 3% drop in BRL against USD at the close of 4Q23, which affected foreign currency debt by US$2,072 million (US$12,723 million at the end of 1Q24). This effect was partially offset by the positive result of exchange variation on other balance sheet items in foreign currency (R$373 million).
Note that the accounting impact of exchange variation on foreign currency debt has a cash impact only on the respective maturities.
Derivative operations resulted in a loss of R$635 million in 1Q24, due to the negative impact of weaker BRL and the increase in future estimations of SOFR and IPCA interest rates. The mark-to-market adjustment of derivative instruments on March 31, 2024 was positive at R$916 million, compared to R$1,994 million on December 31, 2023, representing a decrease of R$1,078 million. Note that the impact of BRL depreciation on the derivatives portfolio generates a cash impact only upon the respective maturities. The net effect on cash, which refers to the maturity of derivative operations in the first quarter, was a positive R$444 million (R$90 million gain on debt hedge, R$322 million gain on cash flow hedge and R$32 million gain from commodities).

1Q24 EARNINGS RELEASE
As a result of the above factors, net financial result in 1Q24, considering all financial expense and income lines, was an expense of R$3,040 million, compared to an income of R$2,269 million in 4Q23 and an income of R$2,470 million in 1Q23.
DERIVATIVE OPERATIONS
Suzano carries out derivative operations exclusively for hedging purposes. The following table reflects the position of derivative instruments on March 31, 2024:

Hedge[1]	Notional (US$ million)		Fair Value (R$ million)
	Mar/24	Dec/23	Mar/24	Dec/23
Debt	4,191	4,939	(835)	(487)
Cash Flow – Operating (ZCC + NDF)	5,607	4,844	1,330	1,958
Cash Flow – Cerrado² (ZCC + NDF)	231	424	111	274
Others[3]	394	437	310	250
Total	10,423	10,644	916	1,994
¹    See note 4 of the 3Q23 Quarterly Financial Statements (ITR) for further details and the fair value sensitivity analysis.
2    Hedge program related to capex in BRL (ZCC) and EUR (NDF) of the Cerrado Project.
³    Includes commodity hedging and embedded derivatives.
The Company’s foreign exchange exposure policy seeks to minimize the volatility of its cash generation and ensure greater flexibility in cash flow management. Currently, the policy stipulates that surplus dollars may be partially hedged (at least 40% and up to 75% of exchange variation exposure over the next 24 months) using plain vanilla instruments such as Zero Cost Collars (ZCC) and Non-Deliverable Forwards (NDF). At the end of 1Q24, 75% of the exchange variation exposure was covered.
Considering the foreign exchange exposure related to Capex in the Cerrado Project, since approximately 67% of Capex is pegged to local currency, the Board of Directors approved on October 28, 2021, a program for contracting additional specific hedge operations to protect from it such exposure. The program approved (established in the Derivatives Management Policy available on the Investor Relations website) initially involved a maximum amount (notional) of up to US$1 billion and a term of operations of up to 36 months. On July 27, 2022, the Board of Directors approved the expansion of the program, increasing the maximum amount (notional) to US$1.5 billion while maintaining the previously established term. To ensure transparency regarding the Cerrado Project's hedge program, since 4Q21 the Company has been prominently disclosing the operations contracted.
Since about 33% of the Capex of the Cerrado Project is denominated in EUR, in 3Q22, the Company contracted hedge operations through NDFs to protect the exposure in EUR of the Capex of the Cerrado Project, converting it into USD. This type of hedge is established in the Derivatives Management Policy available on the Investor Relations website.
ZCC transactions establish minimum and maximum limits for the exchange rate that minimize adverse effects in the event of significant appreciation of the BRL. As such, if the exchange rate is within such limits, the Company neither pays nor receives any financial adjustments. This characteristic allows for capturing greater benefits from export revenue in a potential scenario of BRL appreciation versus USD within the range contracted. In cases of extreme BRL appreciation, the Company is protected by the minimum limits, which are considered appropriate for the operation. However, this protection instrument also limits, temporarily and partially, potential gains in scenarios of extreme BRL depreciation when exchange rates exceed the maximum limits contracted.

1Q24 EARNINGS RELEASE
On March 31, 2024, the outstanding notional value of operations involving forward USD sales through ZCCs related to Cash Flows (including those related to the Cerrado Project) was US$5,254 million, with an average forward rate ranging from R$5.30 to R$6.13 and maturities distributed between April 2024 and March 2026. On the same date, the outstanding notional value of operations involving forward USD sales through NDFs was US$420 million, whose maturities are distributed between April 2024 and April 2025 and with an average rate of R$5.27. Regarding hedge for foreign exchange exposure in EUR, the outstanding notional value of forward EUR purchases at the end of 1Q24 was €159 million (USD164 million), with an average contracted rate of 1.03 EUR/USD and maturities through July 2024. In 1Q24, Cash Flow and Cerrado Project hedge operations resulted in a loss of R$669 million. The mark-to-market (“MtM” or “fair value”) value of these operations totaled R$1,441 million, with R$1,330 million related to cash flow operating hedge and R$111 million related to operating hedge of the Cerrado Project.
The following table presents a sensitivity analysis of the cash impact that the Company could have on its cash flow hedge portfolios (ZCC and NDF) if the exchange rate remains the same as at the end of 1Q24 (BRL/USD = 5.00) in the coming quarters, as well as the projected cash impact for R$0.10 variations below / above the strike of put/call options, respectively, defined in each quarter. Note that the figures presented in the table are the Company’s projections based on the end-of-period curves and could vary depending on market conditions.

			Cash Adjustment (R$ million)
Maturity (up to)	Strike Range	Notional (US$ million)	Actual	Exchange Rate 1Q24 (R$ 5.00)	Sensitivity at R$ 0.10 / US$ variation (+/-)
Zero Cost Collars
1Q24	—	—	205	—	—
2Q24	5.56 - 6.40	560	—	314	56
3Q24	5.66 - 6.53	555	—	368	56
4Q24	5.71 - 6.63	505	—	358	51
1Q25	5.50 - 6.37	280	—	142	28
2Q25	5.22 - 6.03	642	—	144	64
3Q25	5.13 - 5.95	870	—	118	87
4Q25	5.04 - 5.79	1,095	—	63	110
1Q26	5.07 - 5.84	680	—	52	68
Total	5.29 - 6.11	5,187	205	1,558	519
NDF
1Q24	—	—	18	—	—
2Q24	5.25	350	—	88	35
3Q24	5.35	20	–	7	2
4Q24	5.40	45	—	18	5
2Q25	5.54	5	—	3	1
Total	5.27	420	18	116	42
Zero Cost Collars – Cerrado Project
1Q24	—	—	67	—	—
2Q24	6.10 - 7.44	58	—	64	6
3Q24	6.35 - 8.34	9	—	12	1
Total	6.14 - 7.56	67	67	76	7

1Q24 EARNINGS RELEASE

			Cash Adjustment (R$ million)
Maturity (up to)	Strike Range	Notional (US$ million)¹	Actual	Exchange Rate 1Q24 (€ 1.08)	Sensitivity at € 0.10 / US$ variation (+/-)
NDF – Projeto Cerrado (EUR/USD)
1Q24	—	—	32	—	—
2Q24	1.03	96	—	23	46
3Q24	1.04	69	—	14	33
Total	1.03	164	32	37	79
1     Translated at the average contracted rate of 1.03 Euro/USD.
To mitigate the effects of exchange and interest rate variations on its debt and its cash flows, the Company also uses currency and interest rate swaps. Swap contracts are entered into considering different interest rates and inflation indices in order to mitigate the mismatch between financial assets and liabilities.
On March 31, 2024, the Company had an outstanding amount (notional value) of US$4,191 million in swap contracts as shown in the table below. In 1Q24, the result of debt hedge transactions was an expense of R$258 million, mainly due to weaker BRL and the expectation of hikes in the IPCA and SOFR rates. The mark-to-market adjustment (fair value) of these operations was a loss of R$835 million.

			Notional (US$ million)		Fair Value (R$ million)
Debt Hedge	Maturity (up to)	Currency	Mar/24	Dec/23	Mar/24	Dec/23
Swap (PRÉ x USD)	2024	USD	—	200	—	(203)
Swap (CDI x USD)	2030	USD	1,249	1,025	(1,149)	(1,082)
Swap (SOFR x USD)	2030	USD	1,598	2,556	453	741
Swap (CDI x SOFR)	2030	USD	350	125	16	26
Swap SOFR	2029	USD	151	151	(16)	(17)
Swap (IPCA x CDI)	2038	BRL	843¹	883¹	(138)	48
Total			4,191	4,939	(835)	(487)
1    Translated at the closing exchange rate (R$5.00).
The following table presents a sensitivity analysis1 of the cash impact that the Company could have on its debt hedge portfolio (swaps) if the exchange rate remains the same as at the end of 1Q24 (BRL/USD = 5.00) in the coming quarters, as well as the projected variation in cash impact for each R$0.10 variation on the same reference exchange rate (1Q24). Note that the figures presented in the table are the Company’s projections based on the end-of-period curves and could vary depending on market conditions.

1Q24 EARNINGS RELEASE

		Cash Adjustment (R$ million)
Maturity (up to)	Notional (US$ million)	Actual	R$ / US$ = 5.00 (1Q24)	Sensitivity at R$ 0.10 / US$ variation (+/-)[1]
1Q24	—	90	—	—
2Q24	91	—	146	1
3Q24	232	—	110	—
4Q24	226	—	121	2
2025	1,494	—	(314)	63
2026	960	—	(439)	62
2027	116	—	120	3
2028	47	—	149	15
>=2029	1,025	—	(46)	38
Total	4,191	90	(153)	184
¹    Sensitivity analysis considers variation only in the exchange rate (R$/US$), while other variables are presumed constant.
Other transactions involving the Company’s derivatives are related to the embedded derivative resulting from forestry partnerships and commodity hedges, as shown in the table.

			Notional (US$ million)		Fair Value (R$ million)		Cash Adjustment (R$ million)
Other hedges	Maturity (up to)	Index	Mar/24	Dec/23	Mar/24	Dec/23	Mar/24	Dec/23
Embedded derivative	2038	Fixed USD | USD US-CPI	131	132	197	230	—	—
Commodities	2025	Brent/VLSFO/Others	263	306	112	19	32	49
Total			394	437	310	250	32	49
A portion of the forestry partnership agreements and standing timber supply agreements is denominated in USD per cubic meter of standing timber, adjusted by U.S. inflation measured by the Consumer Price Index (CPI), which is not related to inflation in the economic environment where the forests are located and, hence, constitutes an embedded derivative. This instrument, presented in the table above, consists of a sale swap contract of the variations in the US-CPI during the period of the contracts. See note 4 of the 1Q24 Financial Statements for more details and for a sensitivity analysis of the fair value in case of a sharp rise in the US-CPI and USD. On March 31, 2024, the outstanding (notional) value of the operation was US$131 million. The result of this swap in 1Q24 was a loss of R$33 million. The mark-to-market (fair value) adjustment of these operations generated a gain of R$197 million at the end of the quarter.
The Company is also exposed to the price of some commodities and, therefore, constantly assesses the contracting of derivative financial instruments to mitigate such risks. On March 31, 2024, the outstanding (notional) value of the operation was US$263 million. The result from these hedges in 1Q24 was a gain of R$126 million. The mark-to-market (fair value) adjustment of these operations generated a gain of R$112 million at the end of the quarter.

1Q24 EARNINGS RELEASE
Total (635)
Total 10,423
Total 916

Debt Hedge	Cash flow Hedge	Commodity Hedge	Embedded Derivatives	Cerrado Hedge

NET INCOME (LOSS)
In 1Q24, the Company posted net income of R$220 million, compared to R$4,515 million in 4Q23 and of R$5,243 million in 1Q23. The variation in relation to 4Q23 was mainly due to the negative financial result, which was explained by the impact of weaker BRL on debt and derivative operations (compared to the positive result registered in the previous quarter). In addition, the lack of revaluation of biological assets and lower net revenue contributed to a decline in net income. These effects were partially offset by IR/CSLL credits (deferred IR/CSLL levied mainly on losses from exchange variation on debt and mark-to-market adjustments of derivatives), and lower COGS, as explained earlier.
The variation in relation to 1Q23 is mainly due to financial loss (caused by weaker BRL on debt and derivative operations vs. stronger BRL in 1Q23) and lower operating result (decline in net revenue and higher SG&A). These effects were partially offset by deferred IR/CSLL credits, mainly on negative results from exchange variation and derivative operations, and by lower COGS.
DEBT

Debt (R$ million)	1Q24	4Q23	Δ Q-o-Q	1Q23	Δ Y-o-Y
Local Currency	15,381	15,868	-3%	13,536	14%
Short Term	649	1,155	-44%	3,087	-79%
Long Term	14,733	14,713	—	10,449	41%
Foreign Currency	63,568	61,305	4%	59,091	8%
Short Term	4,395	3,603	22%	1,037	—
Long Term	59,173	57,702	3%	58,054	2%
Gross Debt	78,950	77,173	2%	72,627	9%
(-) Cash	19,323	21,613	-11%	17,400	11%
Net debt	59,626	55,560	7%	55,227	8%
Net debt/Adjusted EBITDA¹ (x) - R$	3,6 x	3,0 x	0,6 x	1,9 x	1,7 x
Net debt/Adjusted EBITDA¹ (x) – US$	3,5 x	3,1 x	0,4 x	1,9 x	1,6 x
1    Excluding non-recurring items.
On March 31, 2024, gross debt totaled R$79.0 billion and was composed of 94% long-term maturities and 6% short-term maturities. Foreign currency debt corresponded to 81% of the Company's total debt at the end of the quarter. The percentage of gross debt in foreign currency, considering the effect of debt hedge, was 89%. Compared to 4Q23, gross debt increased 2%, mainly due to the effect of exchange variation of R$2,072 million and net funding operations carried out during the period. Suzano ended 1Q24 with 44% of total debt linked to ESG instruments.

1Q24 EARNINGS RELEASE
Suzano contracts debt in foreign currency as a natural hedge, since net operating cash generation is mostly denominated in foreign currency (USD) due to its predominant status as an exporter. This structural exposure allows the Company to match loans and financing payments in USD with receivable flows from sales.
*    Corresponding mainly to transaction costs (issue, funding, goodwill, discount and loss on business combinations, etc.).
On March 31, 2024, the total average cost of debt in USD was 5.0% p.a. (considering the debt in BRL adjusted by the market swap curve), compared to 4.9% p.a. on December 31, 2023. The average term of consolidated debt at the end of the quarter was 74 months, compared to 75 months at the end of 4Q23.
1    Considers the portion of debt with swap for fixed rate in foreign currency. The exposure of the original debt was: Fixed (US$) – 54%, Libor/SOFR– 27%, CDI – 11%, Other (Fixed R$, IPCA, TJLP, others) – 8%.
²    Considers the portion of debt with currency swaps. The original debt was 81% denominated in USD and 19% in BRL.
Cash and cash equivalents and financial investments on March 31, 2024 amounted to R$19.3 billion, 33% of which were in foreign currency, allocated to remunerated account or in short-term fixed-income investments abroad. The remaining 67% was invested in local currency fixed-income bonds (mainly CDBs, but also in government bonds and others), remunerated at the CDI rate.
On March 31, 2024, the company also had a stand-by credit facility totaling R$6.4 billion (US$1.3 billion) available through February 2027. This facility strengthens the company's liquidity position and can be withdrawn during times of uncertainty. As a result, the cash and cash equivalents of R$19.3 billion plus the credit facilities described above amounted to a readily available cash position of R$25.7 billion on March 31, 2024. Moreover, the Company has a financing agreement with Finnvera (US$800 million) related to the Cerrado Project, as per the Notice to the Market of November 1, 2022, which has not yet been withdrawn, further strengthening its liquidity position.

1Q24 EARNINGS RELEASE
On March 31, 2024, net debt stood at R$59.6 billion (US$11.9 billion), compared to R$55.6 billion (US$11.5 billion) on December 31, 2023. The increase is mainly explained by higher gross debt (due to exchange rate variation) and free cash consumption in the period of R$2,612 million (notably Capex disbursements and interest on equity - for more details, refer to the Free Cash Flow section).
Financial leverage, measured as the ratio of net debt to Adjusted EBITDA in BRL, stood at 3.6 times on March 31, 2024 (3.0 times in 4Q23). The same ratio in USD (the measure established in Suzano’s financial policy) rose to 3.5 times on March 31, 2024 (from 3.1 times in 4Q23).
The breakdown of total gross debt between trade and non-trade finance on March 31, 2024 is shown below:

	3M23	2024	2025	2026	2027	2028 onwards	Total
Trade Finance¹	62%	47%	45%	50%	42%	4%	23%
Non-Trade Finance²	38%	53%	55%	50%	58%	96%	77%
¹     EEC, ECN, EPP
²    Bonds, BNDES, CRA, Debentures, among others.

1Q24 EARNINGS RELEASE
CAPEX
In 1Q24, capital expenditure (cash basis) totaled R$4,038 million. The 4% decrease in relation to 4Q23 was due to: i) lower expenses with the Cerrado Project as a result of the disbursement curve; and ii) lower spending on Expansion and Modernization due to the conclusion of the efficiency energy project in Jacareí. These factors were partially offset by higher disbursements in Land and Forests and the increase in the Maintenance line impacted by the start of the forest operation at the Cerrado Project.
Compared to 1Q23, the 9% increase was mainly due to: i) higher maintenance expenses, notably in forests, due to the start of the Cerrado Project’s forest operation, and industry, due to the carry-over of agreements of ongoing projects; ii) higher disbursement in Land and Forests. These factors were partially offset by lower expenses with the Cerrado Project.

Investments¹ (R$ million)	1Q24	4Q23	Δ Q-o-Q	1Q23	Δ Y-o-Y	LTM 1Q24	Guidance 2024
Maintenance	2,058	1,726	19%	1,465	40%	7,300	7,677
Industrial maintenance	290	432	-33%	209	39%	1,410	1,263
Forestry maintenance	1,753	1,221	44%	1,237	42%	5,716	6,177
Others	15	72	-79%	20	-23%	174	238
Expansion and modernization	39	145	-73%	128	-69%	605	331
Land and forestry	470	152	209%	377	25%	2,703	3,296
Port terminals	1	0	553%	3	-78%	4	6
Others	0	12	-98%	11	-98%	37	538
Cerrado Project	1,469	2,190	-33%	1,735	-15%	8,245	4,605
Total	4,038	4,225	-4%	3,720	9%	19,068	16,453
¹    Does not include the acquisition of Kimberly Clark’s tissue business in Brazil, in the amount of R$1,073 million, as explained in Note 15 of the 2Q23 financial statements.
CERRADO PROJECT
The Cerrado Project is progressing according to schedule on its physical and financial curves, closing the first quarter of 2024 with the “inside the fence” execution (which corresponds to industrial and infrastructure investments) reaching physical progress of 94% and financial progress of 87% (R$13.6 billion) by the end of April 2024. Regarding the capex disbursement, R$19.1 billion was already paid by April 2024, corresponding to 86% of the total capex (R$22.2 billion).

1Q24 EARNINGS RELEASE
OPERATING CASH GENERATION

Operating Cash Flow (R$ million)	1Q24	4Q23	Δ Q-o-Q	1Q23	Δ Y-o-Y	LTM 1Q24
Adjusted EBITDA[1]	4,558	4,505	1%	6,155	-26%	16,676
Maintenance Capex[2]	(2,058)	(1,726)	19%	(1,465)	40%	(7,300)
Operating Cash Flow	2,499	2,779	-10%	4,689	-47%	9,377
Operating Cash Flow (R$/ton)	921	883	4%	1,714	-46%	816
¹    Excludes non-recurring items.
²    Cash basis.
Operating cash generation, measured by adjusted EBITDA less sustaining capex (cash basis), amounted to R$2,499 million in 1Q24. The 4% increase in operating cash generation per ton in relation to 4Q23 is due to higher Adjusted EBITDA per ton, which was partially offset by higher sustaining capex per ton. Compared to 1Q23, the 46% decrease in operating cash generation per ton is due to lower Adjusted EBITDA per ton and higher sustaining capex per ton.
Operating Cash Flow per ton (R$/ton)

-46%	4%

▼

1Q24 EARNINGS RELEASE
FREE CASH FLOW

Free Cash Flow (R$ million)	1Q24	4Q23	Δ Q-o-Q	1Q23	Δ Y-o-Y	LTM 1Q24
Adjusted EBITDA	4,558	4,505	1%	6,155	-26%	16,676
(-) Total Capex¹	(4,243)	(4,395)	-3%	(3,843)	10%	(20,633)
(-) Leases contracts – IFRS 16	(321)	(348)	-8%	(293)	10%	(1,246)
(+/-) △ Working capital[2]	146	810	—	(442)	—	4,085
(-) Net interest[3]	(1,521)	(627)	—	(1,429)	6%	(4,140)
(-) Income taxes	(56)	(53)	6%	(43)	30%	(321)
(-) Dividend and interest on own capital payment/Share Buyback Program	(1,619)	(190)	—	(87)	—	(2,606)
(+/-) Derivative cash adjustment	444	1,174	-62%	366	—	3,638
Free cash flow	(2,612)	876	—	384	—	(4,547)
(+) Capex ex-maintenance	2,782	2,763	1%	2,487	12%	14,026
(+) Dividend and interest on own capital payment/Share Buyback Program	1,619	190	—	87	—	2,606
Free cash flow – Adjusted[4]	1,789	3,829	-53%	2,958	-40%	12,085
¹    Accrual basis, except for the Parkia deal (payment of R$1.6 billion in 2Q23) and the investment related to the Cerrado Project in 2Q23 and 3Q23, as per note 15 (Property, Plant and Equipment) to the Financial Statements. Also considering the acquisition of Kimberly Clark Brazil's tissue business in 2Q23 in the amount of R$1,073 million (operation is a business combination and not acquisition of assets).
²    Considers costs of capitalized loans paid (1Q24: R$378 million | 4Q23: R$344 million | 1Q23: R$233 million).
3    Considers interest paid on debt and interest received on financial investments.
4    Free cash flow prior to dividend and interest on own capital payments, share buyback program and capex ex-maintenance (accrual basis).
Adjusted Free Cash Flow in 1Q24 was R$1,789 million, compared to R$3,829 million in 4Q23 and R$2,958 million in 1Q23. The decrease of 53% from the previous quarter is mainly due to: ii) higher concentration of interest payments in the period; ii) decrease in positive adjustment of derivatives; iii) lower disbursement of working capital resulting from the increase in inventories (compared to the decrease in 4Q23) and the decrease in Accounts Receivable (compared to an increase in 4Q23), partially offset by lower sales volume.
Compared to 1Q23, Adjusted Free Cash Flow decreased 40%, mainly due to lower adjusted EBITDA, partially offset by the disbursement of working capital resulting from the decrease in accounts receivable and the higher impact of capitalized interest.

1Q24 EARNINGS RELEASE
EVOLUTION OF NET DEBT
Following were the changes in net debt in 1Q24:
1     Accrual basis, except for the capex related to Cerrado Project (cash basis), as per the Cash Flow Statement. Considers the business combination with Kimberly Clark’s tissue business in Brazil.
2    Net of exchange variations on cash and financial investments.
3    Considers amounts (cash basis) related to derivative adjustments, lease agreements and other items.
ESG

In its constant pursuit of transparency, in March Suzano published its 2023 Annual Sustainability Report and Sustainability Center, once again disclosing them before the Annual Shareholders Meeting held on April 25, 2024, to meet the growing interest for informed voting at shareholder meetings. The report follows the standards of the Global Reporting Initiative (GRI) and takes into consideration the principles of the International Integrated Reporting Council (IIRC), Resolution 59 of the Securities and Exchange Commission of Brazil (CVM) and the 17 Sustainable Development Goals (SDG) of the United Nations.
In January, Suzano announced that it has adopted the recommendations of the Taskforce on Nature-related Financial Disclosures (TNFD), being one of the first Brazilian companies to commit to the initiative dedicated to creating an instrument for managing and disclosing risks and opportunities so that organizations can report and act on potential impacts related to nature.
TOTAL OPERATIONAL EXPENDITURE - PULP
As disclosed in the Material Fact notice of February 28, 2024, total operational expenditure forecast for 2027 is approximately R$1,750 per ton and the indicator has been evolving according to plan, considering the exchange rate and monetary premises used. Said estimate refers to the currency in real terms of 2023.

1Q24 EARNINGS RELEASE
CAPITAL MARKETS
On March 31, 2024, Suzano’s stock was quoted at R$63.98/share (SUZB3) and US$12.78/share (SUZ). The Company’s stock is listed on the Novo Mercado, the listing segment of the São Paulo Stock Exchange (B3 – Brasil, Bolsa e Balcão) with the highest corporate governance standards, and on the New York Stock Exchange (NYSE) - Level II.
Source: Bloomberg.
Liquidity - SUZB3
Source: Bloomberg.

1Q24 EARNINGS RELEASE
As part of the latest share buyback program announced (the “January/2024 Program”), until the end of March 2024, the Company has acquired and paid for 5,998,000 shares at an average cost of R$51.68, corresponding to market capitalization of R$310 million.
On March 31, 2024, the Company's capital stock was represented by 1,304,117,615 common shares, of which 20,649,356 were held in Treasury (considering the cancellation of 20 million shares, announced on January 26, 2024). Suzano’s market capitalization on the same date (ex-treasury shares) stood at R$82.1 billion. Free float in 1Q24 corresponded to 51% of total capital.

Free Float distribution 03/31/2024 (B3+NYSE)	Ownership Structure (03/31/2024)
FIXED INCOME

	Unit	Mar/24	Dec/23	Mar/23	Δ Q-o-Q	Δ Y-o-Y
Fibria 2025 – Price	USD/k	98.70	98.20	97.43	1%	1%
Fibria 2025 – Yield	%	5.74	5.80	5.53	-1%	4%
Suzano 2026 – Price	USD/k	100.20	101.30	100.44	-1%	0%
Suzano 2026 – Yield	%	5.66	5.20	5.60	9%	1%
Fibria 2027 – Price	USD/k	99.70	101.20	100.55	-1%	-1%
Fibria 2027 – Yield	%	5.62	5.07	5.34	11%	5%
Suzano 2028 – Price	USD/k	88.20	87.93	85.58	0%	3%
Suzano 2028 – Yield	%	5.52	5.44	5.61	1%	-2%
Suzano 2029 – Price	USD/k	100.60	102.25	100.67	-2%	0%
Suzano 2029 – Yield	%	5.86	5.48	5.86	7%	0%
Suzano 2030 – Price	USD/k	96.10	96.81	95.31	-1%	1%
Suzano 2030 – Yield	%	5.80	5.63	5.85	3%	-1%
Suzano 2031 – Price	USD/k	88.40	88.30	86.89	0%	2%
Suzano 2031 – Yield	%	5.85	5.80	5.87	1%	0%
Suzano 2032 – Price	USD/k	83.10	83.16	81.84	0%	2%
Suzano 2032 – Yield	%	5.85	5.77	5.79	1%	1%
Suzano 2047 – Price	USD/k	105.00	105.31	102.09	0%	3%
Suzano 2047 – Yield	%	6.58	6.55	6.82	0%	-4%
Treasury 10 years	%	4.20	3.88	3.47	8%	21%
Note: Senior Notes issued with face value of 100 USD/k.

1Q24 EARNINGS RELEASE
RATINGS

Agency	National Scale	Global Scale	Outlook
Fitch Ratings	AAA	BBB-	Stable
Standard & Poor’s	br.AAA	BBB-	Stable
Moody’s	Aaa.br	Baa3	Positive

1Q24 EARNINGS RELEASE
UPCOMING EVENTS
Earnings Conference Call (1Q24)

Date: May 10, 2024 (Friday)

Portuguese (simultaneous translation)	English
10:00 a.m. (Brasília)	10:00 a.m. (Brasília)
9 a.m. (New York)	9:00 a.m. (New York)
2:00 p.m. (London)	2:00 p.m. (London)
The conference call will be held in English and feature a presentation, with simultaneous webcast. The access links will be available on the Company’s Investor Relations website (www.suzano.com.br/ri).
If you are unable to participate, the webcast link will be available for future consultation on the Investor Relations website of Suzano.
IR CONTACTS
Marcelo Bacci
Camila Nogueira
Roberto Costa
Mariana Dutra
Mariana Spinola
Luísa Puccini
Arthur Trovo

Tel.: +55 (11) 3503-9330
ri@suzano.com.br
www.suzano.com.br/ri

1Q24 EARNINGS RELEASE
APPENDICES
APPENDIX 1 – Operating Data

Revenue Breakdown (R$ '000)	1Q24	4Q23	Δ Q-o-Q	1Q23	Δ Q-o-Q
Exports	7,399,944	7,946,224	-7%	9,125,564	-19%
Pulp	6,873,678	7,316,042	-6%	8,534,778	-19%
Paper	526,266	630,182	-16%	590,786	-11%
Domestic Market	2,058,658	2,425,321	-15%	2,150,819	-4%
Pulp	486,168	453,846	7%	666,301	-27%
Paper	1,572,501	1,971,475	-20%	1,484,518	6%
Total Net Revenue	9,458,602	10,371,545	-9%	11,276,383	-16%
Pulp	7,359,846	7,769,888	-5%	9,201,079	-20%
Paper	2,098,756	2,601,657	-19%	2,075,304	1%

Sales volume (‘000)	1Q24	4Q23	Δ Q-o-Q	1Q23	Δ Q-o-Q
Exports	2,326,582	2,698,453	-14%	2,353,622	-1%
Pulp	2,223,108	2,580,950	-14%	2,283,732	-3%
Paper	104,001	117,403	-11%	69,890	49%
Paperboard	7,829	5,468	43%	5,245	49%
Printing & Writing	95,450	111,994	-15%	64,600	48%
Other paper¹	195	41	378%	45	332%
Domestic Market	386,758	449,089	-14%	381,554	1%
Pulp	177,594	180,111	-1%	171,296	4%
Paper	209,164	268,978	-22%	210,258	-1%
Paperboard	34,314	37,343	-8%	37,669	-9%
Printing & Writing	115,657	161,449	-28%	139,500	-17%
Other paper¹	59,193	70,186	-16%	33,089	79%
Total Sales Volume	2,713,340	3,147,542	-14%	2,735,176	-1%
Pulp	2,400,702	2,761,061	-13%	2,455,028	-2%
Paper	312,638	386,481	-19%	280,148	12
Paperboard	42,143	42,811	-2%	42,914	-2%
Printing & Writing	211,107	273,443	-23%	204,100	3%
Other paper¹	59,388	70,227	-15%	33,134	79%
¹    Paper of other manufacturers sold by Suzano and tissue paper.

1Q24 EARNINGS RELEASE

Average net price (R$/ton)	1Q24	4Q23	Δ Q-o-Q	1Q23	Δ Q-o-Q
Exports	3,181	2,945	8%	3,877	-18%
Pulp	3,092	2,835	9%	3,737	-17%
Paper	5,086	5,363	-5%	8,453	-40%
Domestic Market	5,323	5,401	-1%	5,637	-6%
Pulp	2,738	2,520	9%	3,890	-30%
Paper	7,518	7,330	3%	7,060	6%
Total	3,486	3,295	6%	4,123	-15%
Pulp	3,066	2,814	9%	3,748	-18%
Paper	6,713	6,732	0%	7,408	-9%

Average net price (US$/ton)	1Q24	4Q23	Δ Q-o-Q	1Q23	Δ Q-o-Q
Exports	642	594	8%	746	-14%
Pulp	624	572	9%	719	-13%
Paper	1,027	1,082	-5%	1,627	-37%
Domestic Market	1,075	1,090	-1%	1,085	-1%
Pulp	553	509	9%	749	-26%
Paper	1,518	1,479	3%	1,359	12%
Total	704	665	6%	793	-11%
Pulp	619	568	9%	721	-14%
Paper	1,356	1,359	0%	1,426	-5%

FX Rate R$/US$	1Q24	4Q23	Δ Q-o-Q	1Q23	Δ Q-o-Q
Closing	5.00	4.84	3%	5.08	-2%
Average	4.95	4.96	0%	5.20	-5%

1Q24 EARNINGS RELEASE
APPENDIX 2 – Consolidated Statement of Income and Goodwill Amortization

Income Statement (R$ ‘000)	1Q24	4Q23	Δ Q-o-Q	1Q23	Δ Y-o-Y

Net Revenue	9,458,602	10,371,545	-9%	11,276,383	-16%
Cost of Goods Sold	(5,699,870)	(6,775,564)	-16%	(5,968,674)	-5%
Gross Debt	3,758,732	3,595,981	5%	5,307,709	-29%
Gross Margin	40%	35%	5 p.p.	47%	-7 p.p.

Operating Expense/Income	(1,206,506)	(438,153)	—	(1,001,421)	20%
Selling Expenses	(653,415)	(711,641)	-8%	(604,353)	8%
General and Administrative Expenses	(502,975)	(614,892)	-18%	(390,235)	29%
Other Operating Income (Expenses)	(40,209)	901,929	—	(21,304)	89%
Equity Equivalence	(9,907)	(13,549)	-27%	14,471	—
EBIT	2,552,226	3,157,828	-19%	4,306,288	-41%

Depreciation, Amortization & Depletion	1,982,024	1,787,944	11%	1,747,714	13%

EBITDA	4,534,250	4,945,772	-8%	6,054,002	-25%
EBITDA Margin	48%	48%	—	54%	-6 p.p.

Adjusted EBITDA¹	4,557,906	4,504,505	1%	6,154,515	-26%
Adjusted EBITDA Margin¹	48%	43%	5 p.p.	55%	-7 p.p.

Net Financial Result	(3,040,048)	2,269,458	—	2,470,107	—
Financial Expenses	424,217	610,005	-30%	385,761	10%
Financial Revenues	(1,130,400)	(1,175,488)	-4%	(1,159,025)	-2%
Exchange Rate Variation	(634,537)	1,492,094	—	1,995,253	—
Net Proceeds Generated by Derivatives	(1,699,328)	1,342,847	—	1,248,118	—
Earnings Before Taxes	(487,822)	5,427,286	—	6,776,395	—

Income and Social Contribution Taxes	707,854	(912,564)	—	(1,533,602)	—

Net Income (Loss)	220,032	4,514,722	-95%	5,242,793	-96%
Net Margin	2%	44%	-42 p.p.	46%	-44 p.p.
1    Excluding non-recurring items and PPA effects.

Goodwill amortization - PPA (R$ ‘000)	1Q24	4Q23	Δ Q-o-Q	1Q23	Δ Y-o-Y
COGS	(115,740)	(148,443)	-22%	(145,598)	-21%
Selling Expenses	(207,475)	(207,570)	0%	(207,728)	0%
General and administrative expenses	(7,967)	(7,610)	0%	(5,022)	59%
Other operational revenues (expenses)	3,473	392,969	-99%	40,998	-92%

1Q24 EARNINGS RELEASE
APPENDIX 3 – Consolidated Balance Sheet

Assets (R$ ’000)	03/31/2024	12/31/2023	03/31/2023

Current Assets
Cash and cash equivalents	4,203,126	8,345,871	4,761,264
Financial investments	14,671,943	12,823,886	12,206,095
Trade accounts receivable	6,634,735	6,848,454	9,403,901
Inventories	6,521,769	5,946,948	6,250,810
Recoverable taxes	886,659	888,539	588,241
Derivative financial instruments	1,961,643	2,676,526	3,694,528
Advance to suppliers	119,962	113,743	97,658
Dividend’s receivable	—	—	4,868
Other assets	871,969	925,105	880,777
Total Current Assets	35,871,806	38,569,072	37,888,142

Non-Current Assets
Financial investments	448,077	443,400	432,882
Recoverable taxes	1,401,124	1,373,647	1,355,526
Deferred taxes	1,368,618	545,213	2,577,003
Derivative financial instruments	1,544,010	1,753,928	1,647,760
Advance to suppliers	2,472,894	2,242,229	1,841,724
Judicial deposits	401,758	361,693	340,426
Other assets	207,984	182,463	325,210

Biological assets	18,721,063	18,278,582	15,114,469
Investments	620,259	608,013	628,771
Property, plant and equipment	60,640,882	59,289,069	53,065,353
Right of use on lease agreements	5,146,347	5,196,631	5,188,991
Intangible	14,554,669	14,749,085	14,964,964
Total Non-Current Assets	107,527,685	105,023,953	97,483,079
Total Assets	143,399,491	143,593,025	135,371,221

Liabilities and Equity (R$ ’000)	03/31/2024	12/31/2023	03/31/2023

Current Liabilities
Trade accounts payable	4,942,766	5,572,219	6,655,038
Loans, financing and debentures	5,043,997	4,758,247	4,124,665
Accounts payable for lease operations	759,368	753,399	708,567
Derivative financial instruments	82,556	578,763	484,932
Taxes payable	480,149	443,454	489,779
Payroll and charges	534,263	766,905	447,750
Liabilities for assets acquisitions and subsidiaries	94,770	93,405	1,812,867
Dividends and interest on own capital payable	7,078	1,316,528	5,097
Advance from customers	154,588	172,437	125,734
Other liabilities	314,662	339,683	458,208
Total Current Liabilities	12,414,197	14,795,040	15,312,637

Non-Current Liabilities
Loans, financing and debentures	73,905,644	72,414,445	68,502,299
Accounts payable for lease operations	5,534,430	5,490,383	5,517,038
Derivative financial instruments	2,507,363	1,857,309	3,200,874
Liabilities for assets acquisitions and subsidiaries	99,159	93,782	186,141
Provision for judicial liabilities	2,876,590	2,860,409	3,214,209
Actuarial liabilities	839,185	833,683	695,964
Deferred taxes	12,596	11,377	11,377
Share-based compensation plans	320,806	268,489	170,758
Provision for loss on investments in subsidiaries	938	—	—
Advance from customers	74,715	74,715	136,161
Other liabilities	89,269	83,093	121,969
Total Non-Current Liabilities	86,260,695	83,987,685	81,756,790
Total Liabilities	98,674,892	98,782,725	97,069,427

Shareholders’ Equity
Share capital	9,235,546	9,235,546	9,235,546
Capital reserves	25,321	26,744	20,505
Treasury shares	(935,473)	(1,484,014)	(690,343)
Retained earnings reserves	34,522,473	35,376,198	22,690,645
Other reserves	1,522,641	1,538,296	1,670,888
Retained earnings	233,267	—	5,265,142
Controlling shareholders’	44,603,775	44,692,770	38,192,383
Non-controlling interest	120,824	117,530	109,411
Total Equity	44,724,599	44,810,300	38,301,794
Total Liabilities and Equity	143,399,491	143,593,025	135,371,221

1Q24 EARNINGS RELEASE
APPENDIX 4 – Consolidated Statement of Cash Flow

Cash Flow (R$ ’000)	1Q24	1Q23
OPERATING ACTIVITIES
Net income (loss) for the period	220,032	5,242,793

Depreciation, depletion and amortization	1,899,297	1,681,182
Depreciation of right of use	82,727	66,532
Interest expense on lease liabilities	109,806	111,966
Result from sale and disposal of property, plant and equipment and biological assets, net	47,554	42,748
Income (expense) from associates and joint ventures	9,907	(14,471)
Exchange rate and monetary variations, net	1,699,328	(1,248,118)
Interest expenses on financing, loans and debentures	1,230,849	1,152,740
Capitalized loan costs	(377,560)	(233,418)
Accrual of interest on marketable securities	(312,425)	(196,013)
Amortization of transaction costs	17,308	16,206
Derivative gains, net	634,537	(1,995,253)
Deferred income tax and social contribution	(822,208)	1,419,825
Interest on actuarial liabilities	18,963	17,307
Provision for judicial liabilities, net	29,015	33,728
Tax litigation reduction program	—	14,031
Provision (reversal) for doubtful accounts, net	(1,317)	2,890
Provision (reversal) for inventory losses, net	8,030	(9,141)
Provision (reversal) for loss of ICMS credits, net	(23,763)	77,674
Other	15,121	7,308
Decrease (increase) in assets	67,771	(257,386)
Trade accounts receivable	373,116	74,816
Inventories	(298,050)	(371,738)
Recoverable taxes	8,363	(69,807)
Other assets	(15,658)	109,343
Increase (decrease) in liabilities	(299,562)	(397,913)
Trade accounts payable	(141,975)	(144,111)
Taxes payable	90,822	88,148
Payroll and charges	(232,642)	(226,775)
Other liabilities	(15,767)	(115,175)
Cash provided by operating activities	4,253,410	5,535,217
Payment of interest on financing, loans and debentures	(1,749,517)	(1,597,534)
Capitalized loan costs paid	377,560	233,418
Interest received on marketable securities	228,249	168,762
Payment of income taxes	(55,574)	(42,653)
Cash provided by operating activities	3,054,128	4,297,212

INVESTING ACTIVITIES
Additions to property, plant and equipment	(2,556,172)	(2,449,752)
Additions to intangible	(55,110)	(17)
Additions to biological assets	(1,631,502)	(1,393,291)
Proceeds from sales of property, plant and equipment and biological assets	26,719	24,941
Capital increase in affiliates	(18,908)	(20,263)
Marketable securities, net	(1,566,266)	(4,734,298)
Advances for acquisition (receipt) of wood from operations with development and partnerships	(235,775)	(261,018)
Cash used in investing activities	(6,037,014)	(8,833,698)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures	4,244,874	50,691
Receipt of derivative transactions	444,112	365,724
Payment of loans, financing and debentures	(4,038,400)	(59,053)
Payment of leases	(320,643)	(292,682)
Payment of interest on own capital	(1,309,450)	5
Liabilities for assets acquisitions and subsidiaries	—	(16,929)
Shares repurchased	(309,952)	(87,244)
Cash provided (used) by financing activities	(1,289,459)	(39,488)

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	129,600	(168,712)

Increase (decrease) in cash and cash equivalents, net	(4,142,745)	(4,744,687)
At the beginning of the period	8,345,871	9,505,951
At the end of the period	4,203,126	4,761,264
Increase (decrease) in cash and cash equivalents, net	(4,142,745)	(4,744,687)

1Q24 EARNINGS RELEASE
APPENDIX 5 – EBITDA

(R$ '000, except where otherwise indicated)	1Q24	1Q23
Net income	220,032	5,242,793
Net Financial Result	3,040,048	(2,470,107)
Income and Social Contribution Taxes	(707,854)	1,533,602
EBIT	2,552,226	4,306,288
Depreciation, Amortization and Depletion	1,982,024	1,747,714
EBITDA¹	4,534,250	6,054,002
EBITDA Margin	48%	54%

Equity method	9,907	(14,471)
Termination of packaging subsidiary	1,190	—
Tissue Operation Kimberly Clark Brazil	—	6,354
Effective loss of the development contract advance program	10	—
Accruals for losses on ICMS credits	(23,763)	77,673
Income from disposal and write-off of property, plant and equipment and biological assets	36,311	30,957
Adjusted EBITDA	4,557,906	6,154,515
Adjusted EBITDA Margin	48%	55%
1    The Company's EBITDA is calculated in accordance with CVM Instruction 527 of October 4, 2012.

1Q24 EARNINGS RELEASE
APPENDIX 6 – Segmented Income Statement

Segmented Financial Statement (R$ '000)	1Q24				1Q23
	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated

Net Revenue	7,359,846	2,098,756	—	9,458,602	9,201,079	2,075,304	—	11,276,383
Cost of Goods Sold	(4,374,903)	(1,324,967)	—	(5,699,870)	(4,808,051)	(1,160,623)	—	(5,968,674)
Gross Profit	2,984,943	773,789	—	3,758,732	4,393,028	914,681	—	5,307,709
Gross Margin	41%	37%		40%	48%	44%	—	47%

Operating Expense/Income	(872,594)	(333,912)	—	(1,206,506)	(766,979)	(234,442)	—	(1,001,421)
Selling Expenses	(446,409)	(207,006)	—	(653,415)	(468,807)	(135,546)	—	(604,353)
General and Administrative Expenses	(362,973)	(140,002)	—	(502,975)	(275,655)	(114,580)	—	(390,235)
Other Operating Income (Expenses)	(45,844)	5,635	—	(40,209)	(17,709)	(3,595)	—	(21,304)
Equity Equivalence	(17,368)	7,461	—	(9,907)	(4,808)	19,279	—	14,471
EBIT	2,112,349	439,877	—	2,552,226	3,626,049	680,239	—	4,306,288

Depreciation, Amortization & Depletion	1,751,690	230,334	—	1,982,024	1,591,875	155,839	—	1,747,714

EBITDA	3,864,039	670,211	—	4,534,250	5,217,924	836,078	—	6,054,002
EBITDA Margin	53%	32%	—	48%	57%	40%	—	54%

Adjusted EBITDA¹	3,902,250	655,656	—	4,557,906	5,336,202	818,313	—	6,154,515
Adjusted EBITDA Margin¹	53%	31%	—	48%	58%	39%	—	55%

Net Financial Result	—	—	(3,040,048)	(3,040,048)	—	—	2,470,107	2,470,107

Earnings Before Taxes	2,112,349	439,877	(3,040,048)	(487,822)	3,626,049	680,239	2,470,107	6,776,395

Income and Social Contribution Taxes	—	—	707,854	707,854	—	—	(1,533,602)	(1,533,602)

Net Income (Loss)	2,112,349	439,877	(2,332,194)	220,032	3,626,049	680,239	936,505	5,242,793
Net Margin	29%	21%	—	2%	39%	33%	—	46%
1    Excluding non-recurring items and PPA effects.

1Q24 EARNINGS RELEASE
Forward-Looking Statements
This release may contain forward-looking statements. Such statements are subject to known and unknown risks and uncertainties due to which such expectations may not happen at all or may substantially differ from what was expected. These risks include, among others, changes in future demand for the Company’s products, changes in factors affecting domestic and international product prices, changes in the cost structure, changes in the seasonal patterns of markets, changes in prices charged by competitors, foreign exchange variations, changes in the political or economic situation of Brazil, as well as emerging and international markets. The forward-looking statements were not reviewed by our independent auditors.